Date    28 November 2000
Number  111/00

BHP SELLS SHARE IN BUFFALO OIL FIELD

BHP Limited (BHP) today announced it has agreed to sell BHP Petroleum (North West Shelf) Pty Ltd's interest in the Timor Sea located Buffalo oil field to the InterOil Corporation (InterOil) for US$21 million.

The sale to InterOil is subject to the pre-emptive rights of BHP's joint venture partner Nexen Petroleum Australia Pty Limited [formerly Canadian Petroleum Australia (Operations) Pty Limited] to acquire the asset and formal government approvals. It is expected the sale will be completed early next year.

The Buffalo oil field was discovered in 1996 and is located in Production Licences WA-19L and WA-21-L in the Timor Sea off the north-west coast of Australia, approximately 560kms from Darwin. Along with its joint venture partner Nexen Petroleum Australia Pty Limited (50%), BHP Petroleum (50%, operator) announced the start of oil production from the field in December 1999.

The sale of BHP's interest in the Buffalo oil field is part of the Company's active portfolio management strategy. It also marks a further stage in the Company's efforts to concentrate its petroleum activities around high value growth strategies in deepwater exploration and development, gas commercialisation and gaining access to discovered resources in North Africa and the Middle East.

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick, Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61  419 546 245

INVESTOR RELATIONS

Robert Porter, Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61  419 587 456

Candy Ramsey, BHP Investor Relations Houston
Ph: (713) 961-8640